Filed Pursuant Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Market Index Target-Term Securities®

Linked to an International Equity Index Basket

due 2011

(the “MITTS Securities”)

US$10 principal amount per unit

Private Offering Notice

Summary Terms

The MITTS Securities:

•        The MITTS Securities are designed for investors who are willing to forego interest payments on the MITTS Securities in exchange for the ability to participate in increases in the value of an International Equity Index Basket (the “Basket”) comprised of the Dow Jones EURO STOXX 50SM Index and the Nikkei 225® Index (each initially equally weighted), from the starting value of the Basket on the pricing date to the ending value of the Basket determined on the valuation dates shortly before the maturity date of the MITTS Securities which will be between 3.42 and 3.92 years from the settlement date.

•        100% principal protection on the maturity date.

•        There will be no payments on the MITTS Securities prior to the maturity date and Merrill Lynch & Co., Inc. cannot redeem the MITTS Securities prior to the maturity date.

•        The MITTS Securities are made available to each investor outside of the United States in a minimum initial investment of US$50,000 (US$75,000 for residents of the European Economic Area) and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

•        The MITTS Securities will not be listed on any securities exchange.

•        The term of the MITTS Securities will be between 3.42 and 3.92 years and will be determined on the pricing date.

•        The MITTS Securities will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The MITTS Securities will have the CUSIP No.             .

•        The settlement date is expected to be September    , 2007.

Payment on the maturity date:

•        The amount an investor receives on the maturity date per unit will be based upon the direction of and percentage change in the value of the Basket from the starting value of the Basket on the pricing date to the ending value of the Basket determined on certain valuation dates shortly before the maturity date of the MITTS Securities. If the value of the Basket:

•        has increased, an investor will receive the $10 principal amount per unit plus a supplemental redemption amount equal to $10 multiplied by 105% of the percentage increase; or

•        has decreased or has not increased, an investor will receive the $10 principal amount per unit.

The MITTS Securities, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the MITTS Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the MITTS Securities. Accordingly, the MITTS Securities may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their MITTS Securities in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the MITTS Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the MITTS Securities.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for informational purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the MITTS Securities. Attention is drawn in particular to the risk factors set forth on page TS-5 and pages PS-4 to PS-9 of the Product Supplement and pages S-3 to S-4 of the MTN Prospectus Supplement included in the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the MITTS Securities, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The MITTS Securities are denominated in United States dollars. Investors that purchase the MITTS Securities with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        Investment in the MITTS Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the MITTS Securities and the suitability of purchasing the MITTS Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(c)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the MITTS Securities.

(d)        MLPF&S or one of its affiliates may be the only market maker, if any, in the MITTS Securities.

The date of this Notice is July 27, 2007

This Notice supplements the Preliminary Term Sheet, dated July 27, 2007,

the Product Supplement MITTS-1, dated June 26, 2007, the Index Supplement I-1, dated June 6, 2007, and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the MITTS Securities Prospectus if you so request by calling toll-free 1-866-500-5408.